William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

April 12, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 12, 2019 The Nasdaq Stock Market (the "Exchange") received from Zovio Inc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

Sincerely,

